UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934

Commission File Number:


			                    TRIAD INDUSTRIES, INC.
         						 (Name of small business issuer in its charter)

		   NEVADA			  		           88-0422528
(States of other jurisdiction of incorporation or organization)
   (I.R.S. Employer Identification No.)

16395 W. Bernardo Dr., Suite 232 San Diego, CA 92127				 92127
	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (858) 618-1710

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		To be so registered					 each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:


   Common stock, par value $.001 per share
 (Title of class)


 (Title of class)











At December 31, 1998, the aggregate market value of the voting stock held by non-affiliates was $880,000.00. At September 30, 1999, the aggregate market value of the voting stock held by non-affiliates was $1,125,000.


(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Issuer had 5,256,716 and 5,593,822 of December 31, 1998 and March 31, 1999,
 June 30, 1999, and September 31, 1999, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-SB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders;
 (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c) under the Securities Act of 1933: None






TRIAD INDUSTRIES, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	.  . . . . . . . . . . . . . .         3

ITEM	2.	Management's Discussion and Analysis or Plan of Operation . . . 5

ITEM	3.	Description of Property . . . . . . . . . . . . . . . . . . . .  9

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management  . 10

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons . .  11

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . . . . . . 12

ITEM	7.	Certain Relationships and Related Transactions  . . . . . . . .   13

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . . . .     13

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Other Shareholder Matters .  . . . . . . . . . . . . . . . . . .	     14

ITEM	2.	Legal Proceedings  .  . . . . . . . . . . . . . . . . . . 	     15

ITEM	3.	Changes in and Disagreements with Accountants . . . . . . .	     15

ITEM	4.	Recent Sales of Unregistered Securities   . . . . . . . . .	     15

ITEM	5.	Indemnification of Directors and Officers   . . . . . . .  	     15

PART F / S

Financial Statements .. . . . . . . . . . . . . . . . . . . . . . . 	     16

PART III

ITEM	1.	Index to Exhibits . . . . . . . . . . . . . . . . . . . . . .	   A-1

ITEM	2.	Description of Exhibits . . . . . . . . . . . . . . . . . . . 	   A-2

Signatures . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .     S-1
-2-










TRIAD INDUSTRIES, INC.

FORM 10 - SB

PART I

ITEM	1.	Description of Business

Triad Industries, Inc., (the "Company") was incorporated under the laws of the State of Nevada, on October 3, 1997. The Company was originally known as International Telescript Industries. The Company is a successor to another company and merged with the predecessor entity of October 21, 1997. On that date the Company acquired all the outstanding shares of Interstate Care Systems, Inc., for 3,734,500 shares of its common stock. In conjunction with that transaction, the Company changed its name to HealthCare Resources Management, Inc. On March 15, 1998 the Company completed a one for nine (1:9) reverse split. As of December 31, 1998 there were 5,256,716 shares of common stock outstanding.

On March 15, 1999 at a Special Meeting of Shareholders, the Company
(1) reversed its outstanding common stock outstanding from 5,256,716 on a one for ten basis to 526,672 shares outstanding and (2) approved an Agreement and Plan of Reorganization whereby the Company acquired
100% of the capital stock of RB Capital and Equities, Inc., a Nevada Corporation, and its subsidiary Gam Properties, Inc., in exchange for
 5,043,148 shares of common stock and 700,000 shares of $1.00 preferred stock for Miramar Road Associates, and (3) approved an Amendment to the Articles of Incorporation changing the corporate name to Triad Industries, Inc.

	The Company owns five subsidiaries:
1- RB Capital and Equities, Inc., a Nevada corporation, which is a financial service corporation that operates a merger and acquisition consulting business and does corporate filings and capital reorganization business for small emerging private and public client corporation. 100% owned.
2- Miramar Road Associates, LLC., a California Limited Liability Company, that owns and operates a 48,000 square foot commercial building located at 6920 Miramar Rd., Suite 102 San Diego, CA 92121. 100% owned.
3- Gam Properties, Inc., a California corporation, that owns and rents apartments:
Seven units located at 4592 Bancroft, San Diego, CA 92117.
Four units located at 2016-18 and 2015-17 Hornblend and Balboa, San Diego, CA 92109.
One unit located at 3635 3rd Ave, San Diego, CA 92103.
4- HRM, Inc., a newly formed Nevada corporation, that was capitalized with the Healthcare Resource Management assets after the Triad transaction. Inactive in the healthcare industry at present. 100% owned.
5- Triad Reality, a newly formed California corporation, not yet operating as a consolidating real estate company. 100% owned.

Services

	RB Capital & Equities, Inc.	100% owned
	Services provided by the Company for client companies. The Company prepares S-1, S-4, and S-18 Registration Statements, 15c2-11, Private Placement Regulation D 504, 505, 506, and other reports such as 12q,
10SB, 10K, 10KSB, 10G, 8K, Standard and Poors filings, Blue Sky listings, Annual Reports, NASDAQ filings, National Quotation Bureau listing forms.
In addition RB Capital and Equities, Inc., prepares Plans of Reorganizations 368(a)(1)(a)(b) and (c) and change of domicile forms. The Company also prepares Articles of Incorporation, Officer and Director filings, S-3 federal and state. Prepares business plans, general accounting, bookkeeping, arranges auditing and legal services, done by others. Shareholders communications, including assistance with shareholder letter, corporate profile newsletter and press releases. The main function is the consulting in business combinations.

3

Miramar Road Associates,LLC.	100% owned as of September 30, 1999
	Miramar Road Associates, LLC., owns, and operates a 48,000 square foot commercial center located at 6920 Miramar Rd., San Diego, CA 92121, leasing to 47 tenants.

	Gam Properties, Inc.		100% owned.
	Owns and rents on a month to month basis four apartment properties of 15 units, all located in San Diego, Ca.
4592 Bancroft
2016-18 Balboa
2015-17 Hornblend
3635 3rd Ave.
2135-39 Grand Ave.

Marketing

	RB Capital and Equities, Inc., has no formal marketing program. All clients are referred by accountants, lawyers, broker/dealers and from existing clients.

	Miramar Road Associates, LLC. and Gam Properties, Inc. rent their properties via classified advertising or Realtor referrals for its properties. The rental income will increase on the existing properties based on demand.

Competition

	The San Diego area experiences vacancy factors of less then 5%. Therefore management sees little or no competition in its realty business

Employees

  	Presently the Company has eight employees. Management will hire additional employees only as an on needed basis and as funds are available. In such cases compensation to management and employees will be considered in light of prevailing wages for services to be rended.

Facilities

The Company has a statutory office at 1905 South Eastern Avenue, Las Vegas, NV 84144. The corporate headquarters and RB Capital and Equities, Inc., lease a 2500 square foot office space at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127. Miramar Road Associates and Gam Properties, Inc., occupy 470 square feet at the Company owned building at 6920 Miramar Road, Suite 102, San Diego, CA 92121 as a management and rental office.

Legal

	The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., is a named party in a lawsuit regarding the sale of a property by others and in management's opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by former owners of Gam Properties.



4


ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview
	The Company became incorporated in Nevada in October 1997. The Company began operations as a health care company and had minimal revenue in 1997 and 1998. In 1998 the Company wrote off most of the health care assets.
In 1999, since the acquisition heretofore represented the operating subsidiaries achieved consolidated gross income as follows:

	September 30, 1999

	RB Capital & Equities			   $439,965
	Miramar Road Associates		  	706,808
	Gam Properties					          84,003
	Sale of Realty				        1,230,776

Healthcare Resource Management, Inc., the predecessor of Triad
Industries, Inc., was dormant in the last half of 1998. In March and April of 1999 the Company completed its acquisition of RB Capital & Equities, Inc., Gam Properties, Inc., and Miramar Road Associates. The companies acquired, operating as subsidiaries, are engaged in Financial Consulting and Services business and Real Estate businesses, as owners and landlords on properties located in San Diego, California.

On April 6, 1999, HRM, Inc., was incorporated in Nevada, and was capitalized by the assets of predecessor corporation, and will be operated in the Healthcare industry in the future, as a wholly owned subsidiary. On
July 29, 1999, Triad Realty Corporation was incorporated in the State of California, and will be used to consolidate the assets and operations of Gam Properties and Miramar Road Associates.

The Company's current capital was provided by existing revenues and the
sale of real property.   Management believes that the Company's cash
requirement can be met from existing cash flow for the next ninety days. Management anticipates that further capital of $500,000 will be necessary to expand is real estate holdings, however if additional revenues for existing properties are not adequate to satisfy its capital needs, the
 Company will have to explore other alternatives for funding.

	In the event, outside funding is necessary; the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or public offering. If the Company experiences a substantial delay in marketing revenues and its unable to secure public financing from the sale of its securities or from private lenders, the continuation of the Company as a going concern would be seriously jeopardized.

The company is proceeding with the procurement of long tern financing on the Miramar property that could generate approximately $200,000 and reduce mortgage payments presently on the property. The company has also filed under Regulation D Rule 505 a private placement offering to be offered for sale on December 31, 1999 in the amount of $500,000. There is of course, no guarantee that 100% of the offering will be sold within the 180-day term of the offering.

The company also has a $50,000 unused bank line of credit.


5

Net Operating Loss

	The Company has accumulated approximately $53,465 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2013. In the event of certain changes in control of the Company, there will be an annual limitation on the amount operating loss carryforwards, which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998, or for the nine months ended September 30, 1999.

Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information about an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No.
128 provides for the calculation of "Basic" and "Dilutive" earnings per share Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS no. 129 establishes standards for disclosing information about an entity's capital structure. SFAS no. 128 and SFAS no. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Owners and distributors to owners define comprehensive income to include all changes in equity except those resulting from investments. Among other disclosures, SFAS no. 130 requires that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements.
SFAS no. 131 supersedes SFAS no. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS no. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customer. SFAS no. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.



6

Inflation

	In the opinion of management, current inflation rates will not have a material effect on the operations of the Company. Rental agreement have cost of living increases on an annual basis.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to successfully market its product, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

Quarterly Trends
	The Company expects revenues to grow moderately in the fourth quarter and increase significantly in the first and second quarter of 2000, as the real estate portfolios are refinanced and holdings are added.

Liquidity and Capital Resources

	Since inception through December 31, 1998, Healthcare Resource Management, Inc., the predecessor, funded its historical business operations by equity transactions and revenues generated from the healthcare business. As of December 31, 1998, the Company had current assets of $47,619, total assets of $47,619 and liabilities of $0 with a net equity of $47,619 and shares outstanding of 5,256,716.

	Since March 15, 1999 through September 30, 1999 the consolidated operations have been funded by equity transactions, business service income, rental income and mortgage financing. As of September 30, 1999 the company has current assets of $2,577,920, total assets of $ 6,415,911 with liabilities of $ 3,964,115, a net equity of $ 2,451,796 and 5,568,820 shares of common stock and 700,000 shares of preferred stock outstanding.

Year 2000 Compliance

	The Company is reviewing its computer systems and operations, as well as the components for its systems, to determine the extent to which the business will be vulnerable to potential errors and failures as a result if the "Year 2000" problem. The year 2000 problem results from the use of computer programs which were written using only two digits (rather than four digits) to define applicable years. On January 1, 2000, any clock or date recording mechanism, including date sensitive software which uses only to represent the year, could recognize a date using "00" as the year "1900", rather than the year "2000". This could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations, and financial conditions. The Company's software and hardware components in its systems are Y2K compliant, and the Company is taking steps to make sure its developed systems are Y2K compliant and the system components are Y2K compliant.




7


The Company has made inquiries to its outside suppliers to ascertain if such suppliers are Y2K compliant. At this time, management is satisfied that such suppliers have made or are making appropriate examinations and necessary upgrades to insure Y2K readiness. However, the Company does not depend exclusively on one supplier, and, therefore, does not anticipate any significant interruption in materials and supplies in the event that any particular supplier experiences Y2K problems. Although the Company does not anticipate any material adverse effects, it cannot guarantee that no disruption in products or services will occur if multiple suppliers experience Y2K problems.

	The Company has not experienced and does not anticipate any extraordinary expenses related to Y2K. The Company will continue to monitor its internal systems and keep in close touch with its outside suppliers to insure that its operations are not materially affected by Y2K.

	Currently, the Company does not have contingency plans in place to deal with unanticipated Y2K disruptions if they occur. Such unanticipated disruptions could have an adverse effect on the Company's operation.

Results of Operation

	A summary of our balance sheet for the years ended December 31, 1997 and 1998 and the interim statement for September 30, 1999 are as follows:

                  Years Ending December 31,         Nine Months Ended
	                        1997        1998          September 30, 1999

Cash/Cash Equivalents     496	      1,187               53,626
Other Current Assets   23,199      46,432            2,524,305
Other Assets              -           -              3,837,980
Total Assets           23,695      47,619            6,415,911

Current Liabilities       -           -              1,207,973
Other Liabilities         -           -              2,756,142
Total Liabilities         -           -              3,964,115

Total Shareholders
Equity                 23,695      47,619            2,451,796
Total Liabilities
and Shareholders
Equity                 23,695      47,619            6,415,911




8


Summary of Revenue Statement

	The following summarizes the results of the Company's operations for the years ended December 31, 1997 and 1998 and the interim period ended September 30, 1999.

CONSOLIDATED STATEMENTS OF OPERATIONS

                     Nine Months Ended	Years Ended	   Inception to
                     September 30		    December 31	   September 30
                  1999       1998    	1997     1998      1999

Revenue        2,600,368    44,774   26,325   74,174     889,693
Cost of Goods  1,685,232       -       -        -      2,700,867

Gross profit     473,462       -     26,325   74,174      73,462

Operating
Expenses       1,215,599    50,084   93,244   72,468   1,381,007

Total
Expenses      <1,215,599>  <50,084> <93,244> <72,468> <1,381,007>
Net Gain or
<Loss>          <300,412>   <5,309> <66,919>  <2,028>   <387,529>
Loss or gain per share
Basic              <.133>    <.001>    <.01>    .0003      <.065>
Diluted            <.118>    <.001>    <.01>   <.0003>     <.058>

Plan of Operation

	Assuming present occupancy the real estate operation generates $50,000 per month or $600,000 as an annualized basis, the financial service business generates $1,000,000 per year and in 1999 the Company had real estate sales of $1,300,000. As of September 30, 1999 the Company had an accumulated earning deficit of $ 387,529. The Company expects losses arising from interest expenses and depreciation some losses that will be lowered as properties are traded or sold.

	The Company is proceeding with a sale of securities pursuant to Regulation D Rule 505 for $500,000. The use of these funds will be to reduce mortgage debt, additional properties, and provide working capital.

	The Company has secured at $50,000 bank line of credit to be used in the future.

ITEM	3.	Description of Property

	Triad Industries, Inc., and its subsidiary RB Capital and Equities, Inc., occupy a leased 2500 square foot office located at 16935 West Bernardo Drive, Suite 232, San Diego, CA 92127 and Miramar Road Associates and Gam
Properties, Inc., occupy an office of 470 square feet at 6920 Miramar
Road, Suite 105, San Diego, CA 92121 as a property management and rental office.

The Company owns and operates a 48,000 square foot commercial complex of four buildings on a 2.5 acres of land on a major thoroughfare at 6920 Miramar Road, in San Diego, CA. The building is 100% occupied and leased to forty-seven (47) tenants and generates approximately $40,000 per month in gross income.

9


The issuer also owns 4 apartment buildings located at 4592 Bancroft Avenue, 2016-18 Balboa, 2015-17 Hornblend , 3635 3rd Avenue, and 2135-39 Grand Avenue, all in the city of San Diego, CA that generate $10,000 per month in gross revenues.

	It is the intent of the Company to expand its real property portfolio by using equity securities.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of September 30, 1999, with respect to each director and officer and management as a group and any holder owning more than 5% of the outstanding common stock.

            Name and     	Position   Title of 	 	Amount of   Percentage
            Address	                 	Class     	Shares
  Gary DeGan               President
  819 Nantasket Court      Director   	Common    	156,450          3%
  San Diego, CA 92109

  Linda M. Bryson      	Vice President		Common	   180,000   	    3.2%
  9980 Scripps Vista Way     Director
  #96
  San Diego, CA 92131


  Michael Kelleher          	Secretary		Common    	132,900		     2.3%
  5209 Hewlett Drive        	Treasurer
  San Diego, CA 92115	Director


  James B. Crowel		           Director		Common    	196,723	      3.5%
  PO Box 15711
  Long Beach, CA 90815

  Terry Worthylake	           Director 	Common     112,500 	       2%
  4440 North Rancho Drive
  Suite 170
  Las Vegas, NV

  Dave Czoske                	Director		Common	     10,000      .018%
  6920 Miramar Road
  Suite 102
  San Diego, CA 92121

  Management as a Group				                        788,573       14%

  American Health Systems, Inc.                  1,120,000       20%
  46 Corporate Park
  Suite 100
  Irvine, CA 92606

10

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

  Name and Address          	Age	         Position
		Gary DeGano	  	            	59	         President/Director
  16935 West Bernardo Drive		             President Triad Realty
  Suite 232
  San Diego, CA 92127

		Linda M. Bryson		           41	         Vice President/Director
 	16935 West Bernardo Drive 		            President RB Capital & Equities
		Suite 232
		San Diego, CA 92127

		Michael Kelleher           	25	         Secretary/Director
 	16935 West Bernardo Drive		             Controller
  Suite 232                             		Director
  San Diego, CA 92127

  Dave Czoske		              	56	         Director
  6920 Miramar Road			                    President, GAM Properties, Inc.
  Suite 100
  San Diego, CA 92121

		James B. Crowell          		60	         Director
 	PO Box 15711                         			President, HRM, Inc.
		Long Beach, CA 90815

		Terry Worthylake		          64	         Director
		4440 North Rancho Drive
		Las Vegas


	Gary DeGano, President
Mr. DeGano is President of Miramar Road Associates. He has served for over twenty-six years in the mortgage banking, escrow and real estate finance industries. Co-founded a full service mortgage banking firm that provides sources of real estate loan funding to builders, mortgage brokers, and the general real estate sales community, directly responsible for developing programs, processing and quality control systems, loans servicing and foreclosures. President and Chief Executive Officer of Sun Harbor Financial Resources, a publicly held holding company that directed mortgage lending and escrow operations.

Linda M. Bryson, Vice President
Since 1996, Ms. Bryson has been the President of RB Capital and
Equities, Inc., a corporation in the financial services field. She has served on the board of Spa International, In., and is currently the Director of Human Resources for Bellissima Day Spa.

11


Michael Kelleher, Secretary/Treasurer
Mr. Kelleher received his BS in accounting from San Diego State University. He is currently the Secretary/Treasurer of RB Capital and Equities, a corporation in the financial services field and the President of Escondido Capital, Inc., an investment corporation.

Dave Czoske, Director
Mr. Czoske is President of Gam Properties. He has more than 15 years experience in the real estate business. Mr. Czoske has extensive experience in the area of relocation. At one time Mr. Czoske ran the relocation department of three North County Realtors in which he specialized in relocating incoming corporate executives. His responsibilities with Gam Properties beyond the day to day operations include advertising and showing properties, negotiating leases as well as all maintenance for several residential and commercial properties.

James B. Crowell, Director
Mr. Crowell is the president of HRM has served as a Director, Vice President and COO of Med-Search, Inc. As COO he was responsible for the day to day operations of a Southern California IPA that contracted with 8 managed care organizations. From 1982 to 1992 Mr. Crowell was President if PPO Services, Inc., a consulting firm, that was instrumental in developing several managed care delivery systems including Pacific Physician's Network, Associated Providers Network and Southern California Health Plan. From 1979 to 1982 Mr. Crowell served as Director of Marketing for CompreCare, a Federally Qualified HMO. From 1976 to 1979 Mr. Crowell served as a consultant to Blue Cross of Southern California were he was responsible for the development of managed care programs. Mr. Crowell has a Ph.D.
in Healthcare Administration, an MBA in Finance and his BA in Political
Science.

Terry Worthylake, Director
Mr. Worthylake is the chairman of HRM, prior to the formation of the company he served as a Director and President of Med-Search, Inc., a public company, that acquired and managed medical practices, and IPA's. The Company contracted with 8 HMO's and several PPO's through a network of over 1500 physicians. From 1987, until the firm was acquired by Med-Search in 1993, Mr. Worthylake was the President of Interstate Care Systems a company that developed into an 80-hospital, 7000-physician PHO serving over 600,000 beneficiaries. From 1982 to 1984 he was the Executive Vice President of Benefit Panel Services during its initial development into a 20-hospital 800-physician PPO. From 1980 to 1982 Mr. Worthylake was Director of the Med Network Program, a national PPL. From 1978 to 1980 Mr. Worthylake was the founder and CEO of Sam Mateo Services, a management services organization that provided services to medical practices in the San Francisco Bay Area. Mr. Worthylake has a MBA in Healthcare Management and a BA in Economics.


ITEM	6.	Executive Compensation

Gary DeGano
Mr. DeGano receives $60,000 per year, payable $3000 in cash plus $2000 in stock per month.

Linda M. Bryson
Ms. Bryson receives $48,000 per year.





12



Michael Kelleher
Mr. Kelleher receives $36,000 per year.

Dave Cassock
Mr. Cassock receives $26,400 a year.

James B. Crowell
Mr. Crowell receives ten (10) percent of the profit participation of HRM, Inc.

	Directors recare Management and a BA in Economics


ITEM	7.	Certain Relationships and Related Transactions

The following people receive shares in exchange for shares owned in companies owned that were participants in the March 15, 1999 business combination with Healthcare Resources Management, the predecessor of the issuer.

	Gary DeGano  	    	156,450
	Linda M. Bryson   	180,000
	Michael Kelleher	  132,900
	Dave Czoske		       10,000

Mr. Crowell and Worthylake received 112,500 shares each as a result of the business combination.

American Health System, Inc., received 1,120,000 shares in exchange of the stock of RB Capital and Equities acquisition of the issuer in March of 1999. The same company issued $700,000 in exchange for a note issued in the Miramar Road Associate acquisition.

ITEM	8.	Description of Securities
The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 5,256,716 were issued and outstanding as of December 31, 1998 that were reversed on March 15, 1999 and 5,593,822 shares were outstanding on March 31, June 30, and September 30, 1999. In addition the corporation is authorized to issue 50,000,000 shares of preferred stock par value $1.00 that may be issued in series at stated value, or which zero were issued as of December 31, 1998 and March 31, 1999 and 700,000 shares were issued and outstanding as of June 30 and September 30, 1999.

All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. All shares of Common Stock entitle the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;
(ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefore; and (iii) to participate pro rata in any distribution of assets distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

The preferred shares issued (700,000 shares) were issued at par of $1.00 per shares, are cumulative, callable and non-voting.

13

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's Common Equity and
Other Shareholder Matters

The shares of Triad Industries, Inc., the Registrant, trade on the OTC Bulletin Board under the symbol "TRDD" with a Standard and Poors Cusip # 89579C 10 7. As of September 30, 1999 there were 722 shareholders of record. The recent high bids and low bids, from the National Quotation Bureau, were:

                    High	      	Low
December 31, 1998  	$.25     		$.125
March 31, 1999    		$.50     		$.25
June 30, 1999     		$.25     		$.1875
September 30, 1999  $.1875		   $.125

	There are five broker-dealers listed as traders of the Company stock.


	Hill Thompson		 Frankel
	Sharp Security		Paragon
	Wien Securities

	These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions

	The Company's shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section
15(g) sets forth-certain requirements for transactions in penny stocks and title 15g-9(d)(1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

	The Commission generally defines penny stock to be any equity security that has a market price less the $5.00 per share, subject to certain exceptions.
Rule 3a51-1 provides that any equity security is considered to be penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission;
authorized for quotation from the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of  price (at least $5.00 per share) or the issuer's net tangible assets;
or exempted from the definition by the Commission.  If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, who generally are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer must also discolse the commissions payble to both the broker-dealer registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability to shareholders to sell their shares.


14

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	The Company is not a part of any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened. Gam Properties, Inc., is a named party in a lawsuit regarding the sale of a property by others and in management's opinion the lawsuit does not directly effect Gam Properties, Inc. The lawsuit is being defended by former owners of Gam Properties.


ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.

ITEM	4.	Recent Sales of Unregistered Securities

	Shares totaling 5,068,150 were issued to 159 shareholders in exchange for 100% of the common stock of RB Capital and Equities and Gam Properties.
700,000 shares of preferred stock were issued in exchange for a 99% interest in Miramar Road Associates.

ITEM	5.	Indemnification of Directors and Officers

The By-laws of the Company provide for indemnification of the Company's Officers and Directors against liabilities arising due to certain acts performed on behalf of the Company. Because indemnification for liabilities arising under the Securities Act may not be permitted to Directors, Officers or persons controlling the Company, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities Commission such indemnification is against public policy as expressed in is therefore unforceable.

Transfer Agent

	The transfer agent and registrant of the Company is Signature Stock Transfer 14675 Midway Road, Suite 221, Dallas, TX 75244.



15


PART F / S

The Company's financial statements for the fiscal year ended
December 31, 1997 and 1998 and June 30 and September 30, 1999 have been examined to the extent indicated in their reports by Armando C. Ibarra, independent certified public accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15 of this Form 10-SB.



TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999



ARMANDO C. IBARRA
CERTIFED PUBLIC ACCOUNTANTS
(A Professional Corporation)


Triad Industries, Inc.
RIB Courtyard, Suite 232
16935 W. Bernardo Drive
San Diego, CA 92126

We have reviewed the accompanying balance sheet of Triad Industries, Inc.
as of September 30, 1999 and the related statement of income, changes to stockholders' equity, and cash flows for the year- then ended, in accordance with Statements on Standards for Accounting Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Triad Industries, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying schedules of selling and administrative expenses is presented only for supplementary analysis purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial and we are not aware of any material modifications that should be made to it.

ARMANDO C. IBARRA, C.P.A. - APC

December 15, 1999

637 Third Avenue, Suite H, Chula Vista, CA 91910
Tel: (619) 422-1348	Fax: (619) 422-1465




TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
BALANCE SHEET

                    	        September 30    		December 31
CURRENT ASSET	            			   1999			            1998
                            (unaudited)
Cash and Cash Equivalents	   	$	53,626           1,187
Accounts Receivable			         	99,403             -
Contracts Receivable	          118,629             -
Deferred Tax Asset                -             11,426
Impound Account	                 4,062             -
Property Held for Sale       1,345,350             -
Note Receivable                249,000          15,006
Stock Subscription Receivable     -             20,000
Allowance for Doubtful
Accounts                       <49,271>            -
Marketable Securities          751,132             -
Client Gift Certificates	        6,000             -
Total Current Assets         2,577,931          47,619

FIXED ASSETS
Office Equipment				             6,718             -
Tenant Improvements	           147,684             -
Property and Equipment           1,506             -
Building                     3,065,693             -
Accumulated Depreciation       <94,069>            -
Land                           327,613             -
Total Fixed Assets           3,455,145             -

OTHER ASSETS
Investment of the Company       25,000             -
Preferred Stock                250,000             -
Loan Fees                      143,779             -
Accumulated Amortization       <35,944>            -
Total Other Assets             382,834             -


TOTAL ASSETS          $      6,415,911          47,619

CURRENT LIABILTIES
Accounts Payable			   $         14,067             -
Deferred Income	                77,157             -
Loan Payable			                126,953             -
Income Tax	                      6,250             -
Property Tax Payable	           13,238             -
Investment Property Security
Deposit                         10,498             -
Investment Property Mortgage   918,894             -
Security Deposit                40,911             -

Total Current Liabilities    1,207,973             -


LONG TERM LIABILITIES
Lease Payable                    2,142             -
Mortgage Payable             2,754,000             -

Total Long Term
Liabilities                  2,756,142             -

Total Liabilities            3,964,115             -

STOCKHOLDER'S EQUITY
Preferred Stock; $0.10 par value,
50,000,000 shares authorized
700,000 shares issued
and outstanding.               700,000             -

Common stock; $0.001 par value,
100,000,000 shares authorized
5,593,822 shares issued
and outstanding.                 5,593            5,257

Paid in Capital              2,947,798          129,429
Stock Subscription Receivable  <62,500>            -
Retained Earnings             <568,818>         <87,067>
Current Income                <300,462>            -

Total Stock Holders Equity   2,451,796           47,619
TOTAL LIABILITIES AND
STOCKHOLDERS EQUITY	     $   6,415,911           47,619



TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
(unaudited)
INCOME STATEMENT                                            Cumulative
                                                              from
                   Nine Months Ended     	   Years Ended    October 15, 1997
               September 30,   September 30, December 31    (Inception) to
                   1999           1998       1998      1997 September 30,1999
               (unaudited)     (unaudited)
REVENUE
Consulting     $ 268,345         44,774      74,174   26,325     368,844
Sale of
Securities       171,617           -            -       -        171,617
Rental Income    346,522           -            -       -        346,522
Vending Revenues	  2,710           -            -       -          2,710
Sale of Asset  1,369,500           -            -       -      1,369,500
Total Revenues 2,158,695         44,771      74,174   26,325   2,259,194

Cost of Securities
Sold             109,018           -            -       -        109,018
Cost of Assets
Sold           1,576,214           -            -       -      1,576,214
Gross Profit     473,462           -            -       -        473,462

OPERATING EXPENSES
Accounting       10,704             40         195     1,075      11,974
Advertising        -               -            94     4,988       5,082
Answering Services -               -           873     1,044       1,917
Automobile        2,124            -            -      6,921       9,045
Bad Debt          5,637            -            -      7,953      13,590
Bank Charges        827            111         184       270       1,281
Commissions      76,294            -            -        -        76,294
Consulting      122,525         36,525      48,160    22,430     193,115
Contracting
Services	         	-               -            -        576         576
Computer
Maintenance	       -	              -            -        431         431
Delivery           -               -            17       212         229
Depreciation and
Amortization    129,387            -            -        -       129,387
Donations          -               -            -         20          20
Discount on
Trust Deed      104,634            -            -        -       104,634
Dues and
Subscriptions     1,820            - 		         -         77       1,897
Entertainment and
Meals              -               -            -      1,368       1,368
Equipment Rental  4,982            -            -      1,023       6,005
Fees and Services  -               432         	747      859       1,606
Filing Fees      10,595            -            -        -        10,595
Insurance        11,996            -            -        -        11,996
Insurance
Employees          -	              -            -      2,418       2,418
Interest        258,719            -            -        289     259,008
Legal Services    9,080            696          696       95       9,871
Management         -               -            -      8,997       8,997
Management Fees106,541             -            -        -       106,541
Miscellaneous      -               -            -        679         679
Moving             -               -            100      -           100
Office Expenses 21,419             -             35      427      21,881
Office Supplies    -               -          1,405    2,861       4,266
Outside Services 42,694            -            -        -        42,694
Printing and
Reproduction       -               -             31      187         218
Professional
Fees             56,300            -            -        -        56,300
Postage           2,976            -            501       95       3,572
Rent             17,551           3,039       4,915   12,700      35,166
Rent
Storage Space      -               -            -      1,400       1,400
Repairs and
Maintenance      27,729            -             65      -        27,794
Salaries         88,569            -            -        -        88,569
Services           -               -            588      -           588
Stock Transfer
Fees              9,997            -            -        -         9,997
Taxes - Other	   29,845            -            -         645     30,490
Telephone         5,913            -          1,702     4,565     12,180
Title Fees        2,443            -            -         -        2,443
Travel and
Lodging          10,578           8,222      11,566     6,357     28,501
Utilities        43,711            -            -       2,291     46,002
Total Operating
Expenses      1,215,599          50,084      72,164    93,240  1,381,007

Net Loss       <742,136>         <5,309>      2,028   <66,919>  <807,027>
OTHER REVENUES
Income Tax
Benefit            -               -           <304>   11,730     11,426
Interest Income	    674            -            -         -          674
Mortgage
Refinance       441,000            -            -         -       441,111
Total Other
Income          441,674            -           <304>   11,730     441,674
Total Income/
(Loss)	     $  <300,462>           -           <304>   11,730    <365,353>



TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
(unaudited)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD OCTOBER 15, 1997 TO SEPTEMBER 30, 1999 (UNAUDITED)

                                                                 Deficit
                                                                 Accumulated
                                                     Additional  During the
                 Preferred Stock     Common Stock    Paid in     Development
               Shares     Amount  Shares     Amount  Capital     Stage

Balance as
of January
 1, 1997         -          -    5,567,377 $ 5,567  $ 191,960     53,035

Business
Combination
10-97            -          -    3,734,500   3,735   <140,815>       -

Paid in
Capital          -          -       -          -       52,039         -

Audit
Adjustment       -          -       -          -         -       <86,637>

Operating Loss
December 31,
1997             -          -       -          -         -       <55,791>

Balance
December 31,
1997             -          -    9,301,877  $ 9,302  $ 103,184 <$ 88,791>


Balance as of
January 1,
1998             -          -    9,301,877    9,302    103,184   <88,791>

1 for 9
stock split
March 31,
1998             -          -   <8,245,461>  <8,245>     8,245      -

Common shares
issued
March 31,
1998             -          -    2,200,300    2,200        -        -

Common shares
issued
July 1998        -          -    2,000,000   2,000         -        -

Operating Income
December 31,
1998             -          -        -          -          -       1,724

Balance December 31,
1998             -          -    5,256,716 $ 5,257    $ 129,429<$ 87,067>

Balance as of
December 31,
1999             -          -    5,256,716$ 5,256,716 $ 129,429   <87,067>

March 15, 1999
1:10 reverse
split            -          -  <4,731,044>     <4,731>    4,731       -

March 15, 1999
For purchase of Gam
And RB Capital &
Equities        -          -    5,068,150       5,068  1,966,610      -

Issued 700,000 $1.00 par
Value preferred stock for
the purchase of Miramar
Road Associates,
 LLC.       700,000    700,000      -             -       41,607      -

Current
Income         -           -        -             -          -     <300,462>

Balance
September 30,
1999       700,000    700,000    5,593,822     5,593   2,142,378   <387,529>





TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
(unaudited)
STATEMENT OF CASH FLOWS

                                                             Cumulative
                                                             from
                      Nine Months Ended     Years Ended      October 15, 1997
                        September 30,       December 31,     (Inception) to
                            1999        1998        1997     September 30, 1999
                        (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income              <300,462>      1,724      <66,919>      <365,657>
Marketable Securities    <87,529>        -           -           <87,529>
Accounts Receivable       <2,862>      7,369         -             4,507
Note Receivable         <249,000>    <10,906>        -           259,906
Current Accounts Payable  21,531         -           -            21,531
Impound Accounts          <4,061>        -           -            <4,061>
Investment Property   <1,345,250>        -           -        <1,345,250>
Loan Payable              89,193         -           -            89,193
Client Gift Certificates  <6,000>        -           -            <6,000>
Deferred Tax Asset           -           304      <66,919>       <66,615>

Net Cash (Used) by
Operating Activities  <1,884,540>     <1,509>     <66,919>    <1,952,968>

CASH FLOWS FROM INVESTING ACTIVITIES

Tenant Improvement      <147,684>        -           -          <147,684>
Property & Equipment      <2,506>        -           -            <2,506>
Building              <3,065,693>        -           -        <3,065,693>
Accumulated Amortization  64,450         -           -            64,937
Loan Fees               <143,779>        -           -          <143,779>
Accumulated Depreciation  62,471         -           -            62,471
Land                    <327,613>        -           -          <327,613>

Net Cash provided by
Investing Activities  <3,230,275>        -           -        <3,559,869>

NET CASH FROM FINANCING ACTIVITIES

Common Stock               3,857         -         3,735           7,592
Preferred Stock          700,000         -           -           700,000
Mortgage Payable       3,672,894         -           -         3,672,894
Security Deposit          51,410         -           -            51,410
Paid In Capital        1,044,064         -         52,039      1,098,082
Lease Payable             <1,537>        -           -            <1,537>
Stock Subscription
Receivable                20,000         -           -            20,000
Contributions by
Investors                  2,200         -           -             2,200

Net Cash provided by
Financing Activities  <5,492,888>      2,220       55,774     <5,434,673>

CASH BEGINNING
OF PERIOD                  1,286         496       11,641         25,560

NET CASH INCREASE
FOR PERIOD                48,257         -            -           48,257

CASH AT END
OF PERIOD                 49,543       1,187          496         51,226






TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
(unaudited)
Notes to Consolidated Financial Statements


1.	THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company was originally incorporated in New York as International Telescript in 1987 and traded under the symbol "TELC". The Company ceased trading in 1988. In October 1997 the business base of Interstate Care Systems, a four-year-old Nevada healthcare management corporation, was acquired through a structured acquisition. The principles of Interstate assumed management control of the Company, redomiciled it in Nevada and changed the name to Healthcare Management Resources, Inc., to better reflect the business. The Company made the required filings and resumed trading on the OTC Bulletin Board as "HRCL". On the 15th of March 1999 the Company reversed split its outstanding stock (1 for 10), acquired 100% of the capital stock of RB Capital & Equities, Inc., a Nevada corporation in exchange for authorized but unissued common stock and changed its name to Triad Industries, Inc. The Company now trades under the symbol "TRDD" on the OTC Bulletin Board.

Operations. The Company operates through its subsidiaries and is in the healthcare, financial services & real estate business.

Principles of Consolidation. The consolidated financial statement includes the accounts of Triad, the parent Company, Healthcare Management Resources, a Nevada corporation, RB Capital & Equities, a Nevada corporation, GAM Properties, a California corporation, Triad Realty, a California corporation and Miramar Associates, L.L.C., a California L.L.C. All subsidiaries are wholly owned except Miramar Associates L.L.C., which is 99% owned.

Basis of Presentation. The accompanying financials have been prepared on an unaudited, pro-forma basis since the reorganization was accomplished in March of 1999.

Property. Property is stated at cost. Additions, renovations and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lines ranging from
27.5 years for commercial rental properties, 5 years for tenant agreements, and 5.7 years on furniture and equipment.

Assets Held for Sale. Assets held for sales or trade are presented at the estimated realizable value net of costs of sale.

Marketable Securities.   Marketable Securities are carried at market value.

Loan Fees. Loan fees are carried at cost and amortized over the terms of the loans.

Concentration of Credit Risk. The Company maintains credit with various financial institutions. Management performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained any material credit losses for these instruments. The carrying values reflected in the balance sheets at March 31, 1999 reasonable approximate the fair values of cash, accounts payable, and credit obligations. In making such assessment, the Company, has utilized discounted case is, estimated, and quoted market prices as appropriate.

2. PROPERTY
The Company owns a forty-eight thousand square foot commercial building located at 6920-6910 A&B & 6914 Miramar Road San Diego, CA

		Land			      	$     327,613
		Buildings         3,065,693
		Furniture	            1,507
		Tenant Improvements 147,684

	               	$  3,542,499


3. LONG TERM DEBT - MIRAMAR BUILDING

First Trust Deed 2/2000            $  1,800,000
Second Trust Deed 11/2000               380,000
Third Trust Deed 7/2000                 315,000
Forth Trust Deed 7/2000                 259,000

                                   $  2,754,000

The above loans are collateralized by the office building. The loan agreements provide for monthly payments of interest with principle due at the above dates. Management has negotiated with the current lender a short-term extension of these maturity dates and is attempting to obtain longer term financing. Accordingly, the debt has been classified as long-term. Management has discovered a lien of approximately $400,000 on the office building, which related to the debt of a stockholder and former officer the Company had a contingent liability for this debt and paid it off on September 20, 1999.

On September 20, 1999 the Company acquired the one- percent partner minority interest on the Miramar Property and paid off $192,000 of the outstanding mortgage liability.


TRIAD INDUSTRIES, INC.
Consolidated Statement of Financial Condition
Nine Months Ended
September 30, 1999
(unaudited)
Notes to Consolidated Financial Statements
Continued


4. PROPERTY HELD FOR SALE
Location                         Mkt                 Debt
2016-18 Balboa		4 Units      $ 420,000          $   307,367
2015-17 Hornblend

2135-39 Grand Ave. Tri-Plex	   355,350              233,156

4592 Brancroft  7 Units        390,000              264,855

3635 3rd Ave.   Condo          180,000              113,516

                           $	1,345,350          $   918,894

5. STOCK

As of December 31, 1998 there were 5,256,720 shares of common stock outstanding. On March 15, 1999 the Company reversed split the 5,592,822, shares on a one for ten (1:10) leaving 525,672 shares outstanding. At the shareholders meeting held March 15, 1999 the stockholders approved the acquisition of RB Capital and Equities, Inc., a Nevada corporation and its subsidiaries for 5,068,150 shares of common stock and 700,000 shares of preferred stock.

On September 30, 1999 there were 5,593,822 shares of common stock and 700,000 shares of preferred stock outstanding.



HEALTHCARE RESOURCES MANAGEMENT, INC.
FINANCIAL STATEMENT
DECEMBER 31, 1998



CONTENTS



Independent Auditors' Report ...........3
Balance Sheet ..........................4
Income Statements ......................5
Statements of Stockholders' Equity .....6
Statements of Cash Flows ...............7
Notes to the Financial Statements.......8




ARMANDO C. IBARRA
CERTIFIER PUBLIC ACCOUNTANTS
(A Professional Corporation)


INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Healthcare Resources Management, Inc.
16935 W. Bernardo Drive
San Diego, CA 92126

We have audited the accompanying balance sheet of Healthcare Resources Management, Inc. (a Nevada corporation) as of December 3 1, 1998 and the related statement of operations, stockholders' equity and cash flows for the year ended December 31, 1999- These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted out audits in accordance with generally accepted auditing standards, Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Resources Management, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1998 in conformity with generally accepted accounting principles-

ARMANDO C. IBARRA, C.P.A. - APC
Chula Vista, California
December 8, 1999

637 Third Avenue, Suite H, Chula Vista, CA 91910
Tel: (619) 411-1348	Fax: (619) 422-1465


HEALTHCARE RESOURCES MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 1998



ASSETS


Current Assets
	Cash                                  $   1,187
	Notes receivable                         15,006
	Deferred tax asset                       11,426
	Stock subscription receivable            20,000

Total Current Assets                   $  47,619

	TOTAL ASSETS                             47,619



LIABILITIES & STOCKHOLDERS' EQUITY



Common stock, $.001 par value.
50,000,000 shares authorized,
5,256,579 shares issued and
outstanding                       $    5,257
Additional paid-in capital           129,429
Retained earnings                    (87,067)

TOTAL STOCKHOLDERS'EQUITY             47,619


TOTAL LIABILITIES AND
	STOCKHOLDERS' EQUITY            $    47,619








See Auditors Report and Notes to the Financial Statement

4


HEALTHCARE RESOURCES MANAGEMENT, INC.
Income Statement
For the twelve months ended December 31, 1998



REVENUES

	Revenues                          	$        74,174

	Total Revenues                              74,174

GENERAL & ADMINISTRATIVE EXPENSES            72,146


		Net Income (Loss) Before Taxes              2,029
		Income Tax Expense                           (304)

		NET INCOME                                  1,724

BASIS EARNING (LOSS) PER SHARE        $        0.00


WEIGHTED AVERAGE NUMBER OF
	COMMON SRARES OUTSTANDING                 8,501,002













See Auditors Report and Notes to the Financial Statement

5


HEALTHCARE RESOURCES MANAGEMENT, INC.
Schedule of General and Administrative expenses
For the twelve months ended December 31, 1998

Accounting                        	$	195
Advertising	                         	94
Answering services	                 	873
Bank charges                        	184
Consulting                        48,160
Delivery	                            	17
Fees & services                      747
Legal services                       696
Moving                               100
Miscellaneous                        272
Office expense                        35
Office supplies                    1,405
Printing and Reproduction             31
Postage                              501
Rent                               4,915
Repairs & maintenance                 65
Services                             599
Travel and lodging                11,566
Telephone                          1,702


Total General &
Administrative expenses        $ 	72,146



















See Auditor's Report and Notes to the Financial Statement

6


HEALTHCARE RESOURCES MANAGEMENT, INC.
	Statement of Stockholders' Equity




                                           Additional
December 31, 1998	 Common	    Common	      Paid-In	    Retained	   Total
                   Shares	    Stock	       Capital	    Earning

Balance, January 1,
1998	             9,301,877	  9,302       	103,184    	(88,791)   	23,695

1 for 9 stock
split March 31,
1998	            (8,245,461)	(9,245)        	8,245        -          	0

Common shares
issued Match 31,
1998             	2,200,300  	2,200            -          -        2,200

Common shares
issued July
1998	             2,000,000	  2,000        	18,000	       -	      20,000

Operating Income
December 31, 1998	   -         -               -       	1,724      1,724

Balance, December
 31, 1998	       $5,256,716 	$5,257      	$129,429	  ($87,067)  	$47,619



















See Auditors Report and Notes to the Financial Statement
7
HEALTHCARE RESOURCES MANAGEMENT, INC.
Statement of Cash Flow
December 31, 1998



CASH FLOWS FROM OPERATING ACTIVITIES


Net Income	                                         1,724
Increase in note receivable	                      (10,906)
decrease in accounting receivable	                  7,369
decrease in deferred tax asset                       	304

Net Cash provided (used) by operating activities  	(1,509)



CASH-FLOWS FROM INVESTING ACTIVITIES

Net cash used by investing activities               	0


CASH FLOWS FROM FINANCING

Contributions by investors	                        2,200

Net cash provided by financing activities         	2,200

Net increase (decrease) in cash                     	691

Cash at beginning of year                           	496

Cash at end of year                               	1,187

















See Auditors Report and Notes to the Financial Statement

8


HEALTHCARE RESOURCES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

NOTE I - Significant Accounting Policies

Nature of Operations:
Healthcare Resources Management, Inc. (the "Company"), a Nevada corporation, was incorporated on October 3, 1997. (The Company was originally known as International Telescript Industries)- (The Company is a successor to another company as the Company merged with a predecessor entity on October 21, 1997;
 (See Note 4). The operations of the Company are in the health care consulting field.

Property, Equipment and Depreciation:
Property and equipment is recorded at cost and is depreciated over the estimated lives of approximately five years using the straight-fine method.

Cash and Cash Equivalents: The Company does not have a policy for cash equivalents at this time.

Issuance of Shares Equivalents: Valuation of shares for services is based on the fair market value of services.

Income (Loss) Per Share: The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax: The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"'. (See Note 3).












9
HEALTHCARE RESOURCES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1998

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the twelve months ended December 31, 1998.

The Company's management intends to raise additional operating funds through equity and/or debt offerings.

NOTE 3 - Income Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

At December 31, 1998, the Company his a tax net operating loss carryforward of $64,891 (tax benefits resulting from losses for tax purposes have been recorded). At December 3 1, 1998, the Company has $11,426 of net tax benefit.

NOTE 4 - Subsequent Event

In March 1999, Healthcare Resources Management, Inc., rectified a plan of organization, whereby, Healthcare Resources Management, Inc., will acquire
 100% of the common stork of RB Capital & Equities, Inc. for 3,948,150 shares of the post-split common stock of Healthcare Resources Management,
 Inc.


10












HEALTHCARE RESOURCES MANAGEMENT, INC.
FINANCIAL STATEMENT
DECEMBER 31, 1997







CONTENTS

Independent Auditors' Report ...........................   3
Balance Sheet   .............................................  4
Income Statements  .......................................  5
Statements of Stockholders' Equity  ................................  7
Statements of Cash Flows  ...................................  8
Notes to the Financial Statements  ..........................  9

ARMANDO C. IBARRA
CERTIFIED PUBLIC ACCOUNTANTS
(A Professional Corporation)


INDEPENDENT AUDIT0R'S REPORT

To the Board of Directors
Healthcare Resources Management, Inc.
16935 W. Bernardo Drive
San Diego, CA 92126

We have audited the accompanying balance sheet of Healthcare Resources Management, Inc., (a Nevada corporation) as of December 31, 1997 and the related statement of operations, stockholders' equity and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards, Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well
as evaluating the overall statement presentation.   We believe that our
audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Resources Management, Inc. as of December 31, 1997, and the results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

ARMANDO C. IBARRA, C.P.A. - APC
Chula Vista, California
December 8, 1999

	637 Third Avenue, Suite H, Chula Vista, CA 91910
Tel (619) 4224348 		Fax: (619) 422-1465


HEALTHCARE RESOURCES MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31,1997

ASSETS

Current Assets                       $    496
	Accounts receivable                    7,369
	Notes receivable                       4,100
	Deferred tax asset                    11,730

Total Current Assets                   23,695

TOTAL ASSETS                        $  23,695


LIABILITIES & STOCKHOLDERS' EQUITY

Common stock, $.001 par value, 50,000,000
shares authorized; 9,301,877 shares issued
and outstanding                     $  9,302
Additional paid-in capital           103,184
Retained earnings	                   (88,791)

TOTAL STOCKHOLDERS' EQUITY            23,695
	TOTAL LIABILITIES AND
		STOCKHOLDERS' EQUITY              $ 23,695




See Auditors Report and Notes to the Financial Statement




HEALTHCARE RESOURCES MANAGEMENT, INC.
Income Statement
For the twelve months ended December 31.1997

REVENUES

	Revenues                                     $  26,325
	Total Revenues                                  26,325

GENERAL & ADMINISTRATIVE EXPENSES                93,244


	Income (Loss) Before Taxes                     (66,919)
	Income Tax Benefit                              11,730

		NET INCOME (LOSS)                             (55,189)

		BASIS EARNING (LOSS) PER SHARE             $    (0.01)

		WEIGHTED AVERAGE NUMBER OF
		COMMON SHARE OUTSTANDING                     6,501,002




See Auditors Report and Notes to the Financial Statement

5


HEALTHCARE RESOURCES MANAGEMEENT INC.
Schedule of General and Administrative expenses
For the twelve months ended December 31, 1997

Accounting                      $    	1,075
Advertising	                         	4,989
Answering services	                  	1,044
Auto expenses	                       	6,921
Bad debts	                           	7,953
Bank charges                          		270
Consulting	                         	22,430
Contracting services                  		576
Computcr maintenance	                  	431
Delivery                              		212
Donations	                              	20
Dues & subscriptions                     77
Entertainment & meals                 1,368
Equipment rental                      1,023
Fees & services                         859
Insurance - employees                 2,418
Interest                                299
Legal services                           95
Management                            8,997
Miscellaneous                           679
Office expense                          427
Office supplies                       2,861
Printing and Reproduction               178
Postage                                  95
Rent                                 12,700
Rent - Storage space                  1,400
Taxes - other                           645
Travel and lodging                    6,357
Telephone                             4,565
Utilities                             2,201

Total General &
Administrative expenses              93,244



See Auditors Report and Notes to the Financial Statement




HEALTHCARE RESOURCES MANAGEMENT, INC.
	Statement of Stockholders' Equity

                                          	  Additional
December 31, 1997	    Common	     Common	    Paid-in	    Retained	   Total
                     	Shares	     Stock	     Capital    	Earning

Balance, January 1,
1997                	5,567,377    	5,567	    	191,960     51,035   	250,562

Business Combination
 10/97              	3,734,500    	3,735    	(140,815)       -	   	(137,080)

Paid in Capital         -            -            -       52,039    	52,039

Audit adjustment        -            -            -      (86,637)   (96,637)

Operating Loss
December 31, 1997       -            -            -      (55,189)   (55,189)

Balance, December 31,
1997	               $9,301,877	   $9,302	     $103,194	 ($88,791)  	$23,695





See Auditors Report and Notes to the Financial Statement

7


HEALTHCARE RESOURCES MANAGEMENT, INC.
Statement of Cash Flow
December 31, 1997

CASH FLOWS FROM OPERATLNG ACTIMEES

Net Income (loss)	                                     (66,919)
Net Cash provided (used) by operating activities	      (66,919)

CASH FLOWS-FROM IMSTING ACITWTIES

Net cash used by investing activities                    	0

CASH FLOWS FINANCING ACTIVITIES
	Paid in capital		                                     	52,039
	Proceeds from the sale of common stock			               3,735
	Net cash provided by financing activities		           	55,774
	Net increase (decrease) in cash		                    	(11,145)
	Cash at beginning of year		                           	11,641
	Cash at end of year	                             	$       496



See Auditors Report and Notes to the Financial Statement

8


HEALTHCARE RESOURCES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31,1997

NOTE I - Significant Accounting Policies

Nature of Operations:
Healthcare Resources Management, Inc. (the "Company"), a Nevada corporation, was incorporated on October 3, 1997. (The Company was oroginally known as International Telescript Industries). (The Company is a successor to another company as the Company merged with a predecessor entity on October 21, 1997; (See Note 4). The operations of the Company are in the health care consulting field.

Property, Equipment and Depreciation: Property and equipment is recorded at cost and is depreciated over the estimated lives of approximately five years using the straight-line method.

Cash and Cash Equivalents:
The Company does not have a policy for cash equivalents at this time.

Issuance of Shares Equivalents: Valuation of shares for services is based on the fair market value of services.

Income (Loss) Per Share. The computation of income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period presented.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:
The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No- 109, "Accounting for Income Taxes". (See
Note 3)

Reclassifications: Certain items in prior year financial statements have been reclassified to conform to the current year's presentation.

9


HEALTHCARE RESOURCES MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31,1997

NOTE 2 - Basis of presentation and considerations related to continued existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the twelve months ended December 31, 1997

The Company's management intends to raise additional operating funds through equity and/of debt offerings.

NOTE 3 - Income Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

At December 31, 1997, the Company has a tax net operating loss carryforward of $66,919 (tax benefits resulting from losses for tax purposes have been recorded). At December 3 1. 1997, the Company has $11,730 of net tax benefit.

NOTE 4 - Audit Adjustments

Management agreed to adjust intangibles, absolete equipment, other assets and liabilities with a net charge to retained earnings.

NOTE 5 - Subsequent Event

In March 1999, Healthcare Resources Management, Inc., rectified a plan of reorganization, whereby, Healthcare Resources Management, Inc., will acquire 100% of the common stock of RB Capital & Equities, Inc. for 3,948, 150 shares of the post-split common stock of Healthcare Resources Management, Inc.

10



















PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

A. Articles of Incorporation

B. Amendments

C. By-Laws

D. Acquisition Agreements

E. Financial Statements
September 30, 1999
December 1997 and December 1998


F. Subsidiaries
1. RB Capital and Equities
a. Articles of Incorporation

2. Gam Properties, Inc.
a. Articles of Incorporation

3. Miramar Road Associates
a. LLC

4. HRM, Inc.
a. Articles of Incorporation

5. Triad Realty Corporation
a. Articles of Incorporation














SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							                 TRIAD INDUSTRIES, INC.
								               (Registrant)




Date:  November 15,  1999 		By:____________________________________
                                Gary DeGano, President


                     							By:___________________________________
                                Linda M. Bryson, Vice President,

                            By: ___________________________________
                                 Michael Kelleher, Secretary